Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months Ended Mar 31, 2013
	Year Ended September 30,
	2008	2009	2010	2011	2012
Earnings:
Earnings from continuing operations before income taxes	$3,645	2,450	2,879	3,631	3,115	1,504
Fixed charges	351	362	398	370	373	184
Earnings, as defined	$3,996	2,812	3,277	4,001	3,488	1,688

Fixed Charges:
Interest Expense	$244	244	280	246	241	118
One-third of all rents	107	118	118	124	132	66
Total fixed charges	$351	362	398	370	373	184

Ratio of Earnings to Fixed Charges	11.4X	7.8X	8.2X	10.8X	9.4X	9.2X